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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number 0-18222

NOTIFICATION OF LATE FILING

(Check One):
/ / Form 10-K
/ / Form 11-K
/ / Form 20-F
/X/ Form 10-Q
/ / Form N-SAR

For Period Ended:  December 31, 2000
                   -----------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F
/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:



Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

PART I
REGISTRANT INFORMATION

Full name of registrant      Rica Foods, Inc.
                             ------------------------------

Former name if applicable    Costa Rica International, Inc.
                             ------------------------------

Address of principal executive office (Street and number)

                             Suite 100
                             ------------------------------
                             8550 N.W. 17th Street
                             ------------------------------

City, state and zip code     Miami, Florida   33126
                             ------------------------------

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PART II
RULE 12b-25 (b) AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Analysis of the financial statements of the Company and its subsidiaries and incorporation of such information into this Quarterly Report on Form 10-Q has taken longer than anticipated. The registrant could not expedite this process without unreasonable effort or expense. It intends to file the Form 10-Q within 5 calendar days of its due date.


PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Randall Piedra
     8550 N.W. 17th Street
     Suite 100
     Miami, Florida   33126
     Telephone:  305-477-1408
     Fax:        305-477-1409

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(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           / / Yes     /X/ No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


                               Rica Foods, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             Rica Foods, Inc.


Date:  February 14, 2001     By:/s/ Randall Piedra
                                -----------------------------------------------
                                Randall Piedra
                                Chief Financial Officer